

June 10, 2009

By U.S. mail and facsimile to (720) 977-4307

Mr. Christopher M. Anderson, Senior Vice President and Chief Financial Officer
M.D.C. Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, CO 80237

     RE: M.D.C. Holdings, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              File No. 1-08951

Dear Mr. Anderson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Branch Chief